FORM 51-102F3

MATERIAL CHANGE REPORT

Item .

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

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Date of Material Change

June 9, 2011

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News Release

The news release was disseminated through Canada News Wire on June 9, 2011.

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Summary of Material Change

CanAlaska Uranium to List on Toronto Stock Exchange (TSX)

Item 5.

Full Description of Material Change

.1

Full Description of Material Change

Vancouver, Canada, June 9th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that its common shares will be listed and commence trading on the Toronto Stock Exchange (“TSX”) within the next two weeks.  The company’s current trading symbol, CVV, will remain unchanged.

“This graduation to the senior TSX board represents another milestone in the development of CanAlaska Uranium,” said Mr. Peter Dasler, President & CEO.  “Our TSX listing will open up a broader investor base and expand our access to capital as we continue to explore for uranium deposits in the richest uranium-producing region of the world alongside our international joint venture partners.  We are most pleased to gain the recognition by the Toronto Stock Exchange of our continued prospects for growth.”

CanAlaska’s common shares will be de-listed from the TSX Venture Exchange (TSX-V) upon commencement of trading on the TSX.

5.2

Disclosure for Restructuring Transactions

Item .

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

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Omitted Information

Not Applicable

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Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item .

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 9th day of June 2011.